Exhibit 99.1

Sibanye Stillwater Limited

Incorporated in the Republic of South Africa

Registration number 2014/243852/06

Share codes: SSW (JSE) and SBSW (NYSE)

ISIN – ZAE000259701

Issuer code: SSW

(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Notice to shareholders in terms of section 45(5) of the Companies Act

Johannesburg, 2 June 2025: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises that its wholly owned subsidiary, Sibanye-Stillwater UK Financing Plc (UK Finco), a counterparty in the Franco-Nevada US$500 million stream financing, has joined all existing debt financing facilities as a guarantor, and the US$1 billion revolving credit facility (USD RCF) as a borrower.

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act, 71 of 2008 (the Companies Act), and pursuant to the special resolution passed at the general meeting of Sibanye Stillwater Limited (the Company) held on 28 May 2024, the board of directors of the Company (the Board) has adopted a resolution to guarantee obligations of UK Finco under the USD RCF, which guarantee constitutes the giving of direct and/or indirect financial assistance to related and inter-related companies and corporations of the Company in terms of the provisions of Section 45 of the Companies Act (the Financial Assistance). Shareholders are notified for purposes of section 45(5)(a) of the Act that the Financial Assistance exceeds one-tenth of 1% of the Company’s net worth.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45, as read with Section 4 of the Companies Act, the Board is satisfied that:

•	immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act;
•	all relevant conditions and restrictions relating to the granting of the Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied; and
•	the terms and conditions on which the Financial Assistance is to be given are fair and reasonable to the Company.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com

James Wellsted

Executive Vice President: Investor Relations and Corporate Affairs

Tel: +27 (0) 83 453 4014

Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater

Facebook: https://www.facebook.com/SibanyeStillwater

YouTube: https://www.youtube.com/@sibanyestillwater/videos

X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could” “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.